SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT No. 3 to SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                             NOEL GROUP, INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 655260107
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                              (CUSIP NUMBER)

                             FIR TREE PARTNERS
                        1211 Avenue of the Americas
                                29th Floor
                         New York, New York  10036
                         Tel. No.: (212) 398-3500
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               May 23, 1997
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 655260107              13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [   ]
                                                            (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

      AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF           7  SOLE VOTING POWER               2,371,100
SHARES
BENEFICIALLY        8  SHARED VOTING POWER             0
OWNED BY
EACH                9  SOLE DISPOSITIVE POWER          2,371,100
REPORTING
PERSON WITH         10 SHARED DISPOSITIVE POWER        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,371,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.61%

14   TYPE OF REPORTING PERSON*

       CO, IN




*SEE INSTRUCTIONS BEFORE FILLING OUT

                      AMENDMENT No. 3 to SCHEDULE 13D

          This Amendment No. 3 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock, par value $0.01 per share, of Noel Group, Inc., as filed with the Securities and Exchange Commission (the "Commission") on March 24, 1997, amended by Amendment No. 1 to Schedule 13D, filed with the Commission on May 15, 1997, and further amended by Amendment No. 2 to Schedule 13D, filed with the Commission on May 22, 1997 (as amended, the "Amended Schedule 13D"). The Amended Schedule 13D is hereby further amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

          As of May 30, 1997, Fir Tree Partners had invested (i) $9,759,506 in shares of Common Stock through Fir Tree Value Fund, (ii) $1,240,678 in shares of Common Stock through Fir Tree Institutional and (iii) $613,446 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be. On April 28, 1997, the Issuer distributed shares of common stock of HealthPlan Services, valued at approximately $2.64 per share of Common Stock, to its shareholders.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

          (a) As of May 30, 1997, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 2,371,100 shares of Common Stock of the Issuer or 11.61% of the shares outstanding. The 2,371,100 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

          The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on May 30, 1997 is based on 20,421,039 outstanding shares of Common Stock as of April 25, 1997 as reported in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 12, 1997.

          (c) The transactions in the Issuer's securities by Fir Tree Partners during the period of May 16, 1997 to May 30, 1997 are listed on Annex A attached hereto and made apart hereof.

                                  ANNEX A


     Transaction                    Quantity         Price per
        Date           Buy/Sell      (shares)        Share ($)
     -----------      ---------     ---------        ---------

     5/19/97             Buy           20,000          3.3125
     5/22/97             Buy           20,000          3.5000
     5/22/97             Buy           25,000          3.4625
     5/22/97             Buy           41,000          3.4975
     5/23/97             Buy           82,000          3.5000
     5/27/97             Buy           83,000          3.5938
     5/27/97             Buy           49,800          3.5625
     5/28/97             Buy          130,000         3.53125
     5/30/97             Buy           66,000          3.5625
                                      516,800

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   June 5, 1997



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:  /s/ Jeffrey Tannenbaum
                                 --------------------------------
                                   JEFFREY TANNENBAUM, President



                                 /s/ Jeffrey Tannenbaum
                                 --------------------------------
                                 Jeffrey Tannenbaum